March 31, 2020   Fourth Quarter and Full Year 2019   Corporate update and financial results   March 31, 2020   Filed by  BioNTech SE   pursuant to Rule 425 under the   Securities Act of 1933, as amended   Subject Company: Neon Therapeutics, Inc.   Commission File Number: 001

Important Additional Information and Where to Find It   In  connection with the proposed merger,  BioNTech will file with the Securities and Exchange Commission (the “SEC”) a Registration  Statement on Form F - 4 containing a proxy statement of Neon and a prospectus of  BioNTech , and each of Neon and  BioNTech may file with  the SEC other documents regarding the proposed merger. The definitive proxy statement will be mailed to stockholders of Neon. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F - 4 AND THE PROXY  STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER  RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME  AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT  BIONTECH ,  NEON  AND THE PROPOSED  MERGER.   Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC  at  www.sec.gov or from  BioNTech at its website, https://biontech.de, or from Neon at its website, https://Neon.com. Documents filed with the  SEC by  BioNTech will be available free of charge by accessing  BioNTech’s website under the heading Investors & Media, or, alternatively,  by directing a request by telephone or mail to  BioNTech at An der  Goldgrube 12, 55131 Mainz, Germany, and documents filed with the SEC  by Neon will be available free of charge by accessing Neon’s website at https://neontherapeutics.com under the heading Invest or  Resources or, alternatively, by directing a request by telephone or mail to Neon at 40 Erie Street, Suite 110, Cambridge, MA 021 39.

  No Offer or Solicitation This presentation  does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or  approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a  prospectus  meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.   Participants in Solicitation   BioNTech and Neon and certain of their respective directors and executive officers and other members of management and employees  may be deemed to be participants in the solicitation of proxies from the stockholders of Neon in respect of the proposed merger  under  the rules of the SEC. Information about Neon’s directors and executive officers is available in Neon’s definitive proxy statement dated  April 26, 2019 for its 2019 Annual Meeting of Stockholders and certain of its Current Reports on Form 8-K. Information about  BioNTech’s directors and executive officers is available in  BioNTech’s Annual Report on Form 20-F  filed with the SEC on  March 31,  2020.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by  security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed  with the SEC  regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Neon or  BioNTech using the sources indicated above.

Forward - looking statements  Various statements in this slide presentation concerning the future expectations of BioNTech, its plans and prospects, including the Company’s views with respect to the potential for mRNA therapeutics ; the planned next steps in BioNTech’s pipeline programs and specifically including, but not limited to, statements regarding plans to initiate clinical trials of BioNTech’s BNT 111 , iNeST (BNT122), BNT141 , BNT142, BNT151, BNT152/153, BNT162, BNT211 and BNT 411 ; expectations for data announcements with respect to BioNTech’s BNT111 , BNT114 , iNeST (BNT122), BNT131 and BNT311 clinical trials; the development of commercial capabilities and the transition of BioNTech to a fully integrated biopharmaceutical company ; its expectations with respect to interactions with regulatory authorities such as FDA and EMA, including the potential approval of BioNTech’s or its collaborators’ current or future drug candidates ; expected royalty and milestone payments in connection with BioNTech’s collaborations ; BioNTech’s anticipated cash usage for fiscal year 2020 , the expected impact of the proposed merger with Neon Therapeutics on BioNTech’s business ; the timing of the closing of the proposed merger with Neon ; the creation of long - term value for BioNTech shareholders ; potential synergies between BioNTech and Neon and their pipelines ; and the ability of BioNTech to successfully develop and commercialize a vaccine for COVID - 19 in partnership with Pfizer and Fosun Pharma, constitute forward - looking statements . Words such as "expects," "plans," "potential," "target," "continue" and variations of these words or similar expressions are intended to identify forward - looking statements . Such statements are based on the current beliefs and assumptions of the management team of BioNTech and on the information currently available to the management team of BioNTech, and are subject to change . The Company will not necessarily inform you of such changes . These forward looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause the Company’s actual results, performance or achievements to be materially different than any future results, performance or achievements expressed or implied by the forward - looking statements . Actual results may differ materially from those indicated by these forward - looking statements as a result of various important factors, including the Company’s ability to discover and develop its novel product candidates, successfully demonstrate the efficacy and safety of its product candidates, the pre - clinical and clinical results for its product candidates, which may not support further development of product candidates ; actions of collaborators regarding continued product development and product commercialization ; actions of regulatory authorities, which may affect the initiation, timing and progress of clinical trials or the ability of the Company to obtain marketing authorization for its product candidates ; the Company’s ability to obtain, maintain and protect intellectual property, the Company’s ability to enforce its patents against infringers and defend its patent portfolio against challenges from third parties ; competition from others using technology similar to the Company’s and others developing products for similar uses ; the Company’s ability to manage operating expenses ; the Company’s ability to obtain additional funding to support its business activities and establish and maintain its existing and future collaborations and new business initiatives ; the Company’s dependence on collaborators and other third parties for development, manufacture, marketing, sales and distribution of products ; the outcome of litigation, and unexpected expenditures . Any forward - looking statements represent the Company’s views only as of today and should not be relied upon as representing its views as of any subsequent date . The Company explicitly disclaims any obligation to update any forward - looking statements . The mRNA vaccines and other product candidates discussed in this slide presentation are investigational products being developed by BioNTech and its collaborators and are not currently approved by the FDA, EMA or any other regulatory authority .

  Next generation  immunotherapy   Harnessing the full  potential of the  immune system   Industry - leading global  collaborations   Broad suite of novel  technology platforms   Immunotherapies for  cancer  and infectious diseases   Fully  integrated w/in - house  GMP manufacturing

  Strong momentum heading into remainder of 2020   2019 and 1Q 2020 Highlights   Increased clinical stage pipeline from 7  to 10  product candidates since IPO   Additional pharma partnerships including expansion of Pfizer collaboration  and Fosun Pharma   Announced acquistion of Neon  Therapeutics   Successful Series B  and IPO  financings raising $374m in total  gross proceeds   Expansion of mRNA and Cell Therapy manufacturing capacity on track for 2020 completion

  Rapid progress for COVID - 19  vaccine program  with global consortium   C:\Users\jwoolford\AppData\Local\Microsoft\Windows\INetCache\Content.MSO\92D90558.tmp • “Light - speed” program  includes both vaccines  and therapeutics • BNT162: mRNA - based vaccine aimed at  preventing COVID - 19 infection • Exploits  highly potent Lipid - Nano - Particulate  (LNP) mRNA vaccine platforms for the  prevention of infectious diseases  • Preclinical activity demonstrated in multiple  infectious disease models including Influenza,  Ebola Virus,  Zika Virus, HIV and others  • To  be  manufactured at  state - of - the - art GMP  certified mRNA manufacturing facilities in  Europe • Initiation of clinical testing expected late  April 2020   C:\Users\jwoolford\AppData\Local\Microsoft\Windows\INetCache\Content.MSO\DC6CA0DD.tmp • Letter of intent signed for co - development  and distribution outside of China • R&D sites from both companies • Builds on previous R&D collaboration for  mRNA - based vaccines for influenza   • Joint development in China and  collaboration to conduct trials in China • BNTX to receive up to  $ 135m  in upfront,  investment and milestones • Companies to share gross profits from  sales in China

  Neon Therapeutics: Acquisition strengthens T cell therapy leadership   • Expands  BioNTech’s growing CAR - T and TCR therapy pipeline • Provides deep expertise in development of  neoantigen therapies • Pipeline of adoptive T cell and  neoantigen TCR therapies • NEO - PTC - 01: personalized  neoantigen - targeted T cell therapy consisting of multiple T cell populations  that target most therapeutically relevant  neoantigen from each patient’s tumor • NEO - STC - 01: T cell therapy candidate targeting shared RAS  neoantigens • Libraries of high - quality TCRs against various shared  neoantigens across common HLAs   • Accelerates global expansion by creating U.S. R&D hub • All - stock transaction valued at  $67m at announcement • Transaction expected to close in 2Q 2020

  Intend to initiate  Phase 2 trials  for BNT111,  BNT113  and  BNT 122 ( iNeST , adjuvant ) as planned • Regulatory and trial start - up activities continuing • End  of year 2020 anticipated start dates provide time for stabilization of clinical trial environment   • Managing  ongoing Phase 1 exploratory/dose escalation trials to  support timely completion • Evidence of slowed enrollment given restrictions at clinical sites and travel restrictions for patients • BNT111 and BNT114 less affected given near completion of  enrollment   • Optimizing ability to initiate and conduct FIH studies • Maintaining timing guidance for initiation of FIH trial for  CARVac (BNT211) program • Expected delays for several other trial starts of approximately 3 - 6 months     BNT141 and BNT142 ( RiboMabs ), BNT 151 and BNT152/153 ( RiboCytokines ), BNT161 (Influenza),  BNT171 (Rare Disease) and BNT411 (TLR7)   Update on estimated COVID - 19 impact on ongoing / planned clinical trials   As COVID - 19 situation remains dynamic,  BioNTech will continue to  monitor the situation and provide further updates if necessary

  Key  clinical stage pipeline updates   Drug  class   Platform   Product  Candidate   Indication (Targets)   Oncology   mRNA   FixVac   (fixed combination of  shared cancer antigens)   BNT111   advanced melanoma    (adjuvant & metastatic)   BNT112   prostate cancer   BNT113   HPV16+ head and neck cancer 1   BNT114   triple negative breast cancer   BNT115   ovarian cancer 1   iNeST   (patient specific cancer   antigen therapy)   RO7198457   (BNT122 3 )   1L melanoma with  CPI 2,6   multiple solid tumors   NSCLC (adjuvant)   undisclosed (adjuvant)   Intratumoral   Immunotherapy   SAR441000   (BNT131)   solid tumors  (IL - 12sc,   IL - 15sushi, GM - CSF, IFN a )   Antibodies   Next - Gen CP 5   Immunomodulators   GEN1046  (BNT311)   multiple solid tumors   (PD - L1 ×4 - 1BB)   GEN1042  (BNT312)   multiple solid tumors   (CD40 ×4 - 1BB)   Targeted Cancer   Antibodies   BNT321   (MVT - 5873)   pancreatic cancer (sLea)     1 BNT113 and BNT115 are currently being studied in investigator - initiated phase 1 trials;  2 Checkpoint Inhibitor; 3 BNT122 (iNeST) is also being investigated in arm 2 (N=15) of the 3  arm TNBC - MERIT trial, with BNT114 as an optional treatment; BNT114 is investigated in arm 1 (N=12) and arm 3 (N=15) of the TNBC - MERIT trial (total patients in study: N=42 ;  5 Checkpoint;  6 We  expect  data  update to include an update on the ongoing study, including patient enrollment numbers, with full efficacy and safety data fo r a n interim update  expected in the second half  of 2021.   BNT111:  Phase 2 with  registrational potential expected to start in 2H 2020   BNT122 ( iNeST ): Two adjuvant studies to start in 2H 2020   BNT114: Data update now expected in 2H 2020   BNT311: Data update  now expected in 2H2020   BNT113: Phase 2 with  registrational potential expected to start in 2H 2020   BNT321: First patient  dosed  in Phase 1/2 study   BNT122 ( iNeST ):  Data update now expected to be released in August  2020; interim data for Phase 2 melanoma trial still expected in 2H 2021

Key pre-clinical stage pipeline updates

Drug class	Platform	Product Candidate	Indication (Targets)
Oncology			
mRNA	FixVac	BNT116	NSCLC
	RiboMabs (mRNA-encoded antibodies)	BNT141	multiple solid tumors
		BNT142	multiple solid tumors *(CD3+CLDN6)*
	RiboCytokines (mRNA-encoded Cytokines)	BNT151	multiple solid tumors *(optimized IL-2)*
		BNT152+ BNT153	multiple solid tumors *(IL-7, IL-2)*
Engineered Cell Therapies	CAR-T Cells	BNT211	multiple solid tumors *(CLDN6)*
		BNT212	pancreatic, other cancers *(CLDN18.2)*
	TCRs	undisclosed	undisclosed
		To be selected	all tumors
SMIM[1]	Toll-Like Receptor Binding	BNT411	solid tumors *(TLR7)*

Drug class	Platform	Product Candidate	Indication (Targets)
mRNA	Infectious Disease Immunotherapies	BNT161	Influenza
		BNT162	COVID-19
		undisclosed	up to 10 indications
		undisclosed	HIV and tuberculosis
	Rare Disease PRT[2]	BNT171	undisclosed
		undisclosed	4 additional rare disease indications

BNT116: Added to preclinical portfolio

BNT211: Phase 1/2 initiation on track for 1H 2020

BNT411: US IND approved; Phase 1 initiation for 2H 2020

BNT162: Clinical trial initiation expected in April 2020 (NEW PROGRAM)

[1]Small Molecule Immunomodulators, [2]Protein Replacement Therapy

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BIONTECH

  BNT111 and  BNT122  Phase 2 trial  updates   BNT111 ( Fixvac )   • Phase 1 data publication expected late 1H  2020 • Registrational  trial in melanoma on track to initiate in  late 2H  2020 • Phase  2  with registrational potential • Arms to include BNT111 in combination with CPI and control arms • Study population includes patients progressing at baseline on CPI   • Additional details expected in  3Q  2020          BNT122 ( iNeST )   • In line with delay of AACR conference due to COVID - 19 pandemic, data update expected in  August

  Fourth Quarter 2019 (unaudited) and FY 2020 (audited) Financial Results   Total Business Profit & Loss 1   Three months ended  December 31,   Twelve months ended  December 10,   In  EURm   2019   2018   2019   2018   Collaboration revenue   20.2   56.4   84.4    101.8    Revenue from other sales transactions   7.8   7.4   24.2    25.7    Total Revenue   28.0   63.8   108.6    127.6    Cost of sales   (4.4)   (4.5)   (17.4)   (13.7)   Gross profit   23.6   59.3   91.2    113.9    Research and development expenses   (65.4)   (51.8)   (226.5)   (143.0)   Sales and marketing expenses   (0.8)   (1.1)   (2.7)   (3.0)   General and administrative expenses   (11.1)   (10.1)   (45.5)   (26.3)   Other operating / financial income less expenses   (4.8)   2.2   4.1    10.9    Income taxes   0.3   0   0.3   (0.6)   Loss for the period   (58.2)   (1.5)   (179.2)   (48.3)     • Cash and cash equivalents of EUR 519m as of December 31, 2019 • Net  cash used in operating activities expected to total approximately EUR 300 for FY 2020    1 We have made rounding adjustments; accordingly, numerical figures shown as totals may not be exact aggregations of the figure s  that preceded them

Building a Next Generation Immunotherapy company

2020 Outlook

1. **6 trial updates** (incl. publishing BNT111 FixVac Melanoma phase 1 data in peer reviewed journal)
2. Initiate **registrational trial** for BNT111 FixVac Melanoma
3. Initiate **2 additional iNeST trials** in adjuvant stage cancers
4. Initiate clinical testing of BNT 162 **COVID19** vaccine by **late April 2020**
5. Initiate **phase 1/2 trial using CARVac (BNT211)** in CLDN6+ solid tumors
6. Initiate **phase 1 trial for TLR7 program (BNT411)** in solid tumors
7. **Integrate** US Hub in Cambridge post closing of Neon acquisition in 2Q 2020

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BIONTECH

Q&A

BIONTECH